The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

ADJUSTMENTS OF NUMBER AND EXERCISE PRICE
OF SHARE OPTIONS OUTSTANDING

Following the payment of the 2008 Interim Dividend on 23 July 2008, the Board announces the number of share options outstanding at the Record Date i.e. 6 June 2008 and the adjusted number and exercise price of such options as a result of such payment.

Reference is made to the Company’s circular to Shareholders dated 19 June 2008 (the “Circular”). Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

On 23 July 2008, the Company issued and allotted 8,838,938 New Shares to Shareholders who elected to receive the 2008 Interim Dividend in New Shares.

As contemplated in the Circular, the Board hereby announces that the number of share options outstanding as at 6 June 2008, being the Record Date for determining the entitlement of the Shareholders to the 2008 Interim Dividend, was 65,296,047 and their number and exercise price were adjusted below, with effect from 23 July 2008, as a result of the payment of the 2008 Interim Dividend and pursuant to the terms of the share option scheme adopted by the Company on 23 December 2002:-

	Before share option adjustments		After share option adjustments
		Number		Number
		of share		of share
		options		options
Date of grant	Exercise price	outstanding	Exercise price	outstanding
21 October 2004 5 January 2005 22 May 2006 3 August 2006 22 November 2006 6 February 2008 11 February 2008 15 February 2008 11 March 2008 2 May 2008	HK$1.533 HK$1.5339 HK$0.6573 HK$0.7072 HK$0.7271 HK$1.7700 HK$1.8800 HK$1.7700 HK$1.8300 HK$1.8000	97,731,646 16,063,292 23,995,298 70,277 135,534 6,000,000 6,000,000 4,000,000 300,000 1,000,000 65,296,047	HK$1.5297 HK$1.5297 HK$0.6554 HK$0.7052 HK$0.7251 HK$1.7652 HK$1.8749 HK$1.7652 HK$1.8250 HK$1.7951	7,752,648 16,106,956 24,060,519 70,468 135,902 6,016,309 6,016,309 4,010,873 300,816 1,002,718 65,473,518

By order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 12 September 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.